FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937 500 Bourke Street Melbourne Victoria 3000 Australia
ASX Announcement

Melbourne, Wednesday 30 March 2005

National Australia Bank announces

plans for businesses in the United Kingdom

National Australia Bank today announced a range of initiatives as part of its ongoing program to rebuild, revitalise and grow its banking operations in the United Kingdom.

The National’s Chief Executive John Stewart said work in the United Kingdom was progressing well to restart revenue and improve efficiency while enhancing the focus on customer service.

“In February we outlined the overall United Kingdom strategy and now we can provide detailed plans on how we intend to deliver on those strategic objectives,” Mr Stewart said.

“The integration of our Australian retail banking, corporate banking and wealth management businesses is a separate program that is still under development.

“The Australian program is following consistent principles of building capability to better serve our customers, removing unnecessary processes and simplifying procedures to create efficiencies, and reducing the size of the corporate centre as part of the move to a regionally focussed business model.

“We will provide an update of the progress of this work at the half year profit announcement,” he said.

The National’s UK Chief Executive Lynne Peacock said:

“We have completed the sale of our Irish operations, and are now concentrating on ensuring our UK businesses are more nimble and customer focussed.

“We have made it clear that we are committed to a strong presence in the UK, but to do so we must change the way we do business.  All areas of our existing operations have been under review and we are moving quickly to implement the changes necessary to create an efficient, competitive business that delivers leading products, great service and lasting shareholder value.”

Mrs Peacock said to cover the initiatives currently underway in the UK operations the National would book a provision of approximately A$266 million (£109 million) in the 2005 half year financial accounts. (Australian dollar values are based on an exchange rate of A$ =£0.41)

The provision will cover costs expected to be incurred on streamlining of operations which will lead to reductions in staffing levels and the reconfiguration of the distribution networks to meet the changing needs of our customers.

The annualised savings from the restructuring initiatives are expected to be approximately A$285 million (£117 million).

Mrs Peacock said the process of streamlining operations was well underway. The restructuring would lead to a total reduction of approximately 1700 positions across the UK during the next 12 to 18 months. All areas of the business are subject to the review but the majority of positions affected are non customer facing roles.

“We are already five months into this process, which is partially offset by natural attrition and redeployment. Restructuring changes have already been communicated to approximately 400 UK staff. The union has been informed of the restructuring plans and the existing job security agreement between the Bank and the union covers the intended changes.”

Mrs Peacock said key aspects of the National’s UK growth program are:

•                                          the continued expansion into the south east of England via a network of Financial Solutions Centres offering integrated business, private banking and wealth management services to operators of small to medium sized businesses.  15 centres have been opened in the south east region and a further 15 will be opened by the end of 2005.

•                                          the extension of the integrated Financial Solutions Centres business model into the north by converting approximately 40 existing Yorkshire Bank and Clydesdale Bank business banking centres;

•                                          the re-alignment of the Group’s High Street branch presence to reflect changing customer usage and needs, including the establishment of 50 “flagship” branches in key centres, which will also offer banking services to the micro-business segment;

•                                          a simplified product range, more product support and actively managing margins down to market levels;

•                                          third party distribution of mortgage products;

•                                          investment in the Clydesdale and Yorkshire Bank brands and in electronic and direct channels, such as telephone and internet banking; and

•                                          a broad cost reduction program involving process simplification, centralising workloads, rationalising management structures and consolidating technology platforms.

The National’s half year results will be announced on 11th May.

For further information:

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser Group Corporate Relations 03 8641 4982 work 0404 883 509 mobile

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile

Or visit www.nabgroup.com

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European Restructure

Michael Ullmer, Director Finance and Risk

Lynne Peacock, CEO Europe

30 March 2005

[LOGO]

Restructuring plans are on track

•                                          UK announcing details of restructure plans today, in line with the February strategy conference

•                                          Implementation is underway

•                                          Provision to be booked with first half result

•                                          Restructure planning in Australia, New Zealand, IMS and corporate centre on track

•                                          Outline of restructuring plans to be provided with half year results

•                                          Restructuring provisions to be booked in second half

•                                          A detailed market briefing on Australian and IMS businesses in second half

UK Strategy for Differentiation

[GRAPHIC]

Significant upward cost pressures arising in 2005

•                                          Mandatory spend and inflation

•                                          Includes compliance programs such as Basel, SOX and IFRS

•                                          Investment in growth initiatives

•                                          Includes IFS expansion, third party distribution and additional marketing spend

•                                          These pressures generate circa £80m of planned expense increase or 10% growth on 2004 cost base of £764m*

•                                          In response, discretionary expenditure reduced, integration accelerated and restructuring program initiated

*                                         Cost base for Financial Services Europe

Four key restructuring streams have been identified

Distribution		Products

•	Reconfigure retail distribution footprint	•	Rationalise and simplify product set

•	Move to common management structures and key branch roles across CB & YB	•	Integrate wealth business with banking business

•	Delivery of integrated high street model

•	Removal of branch support costs

Production		Support

•	Centralisation of workload previously conducted in branches and call sweeping—mainly Yorkshire Bank	•	Integrate and streamline support functions including people & culture, finance and risk

•	Converge and streamline processing centres and improve productivity	•	Reduction in head office occupancy—consolidating non-network property in Glasgow and London

•	Reduction in back office occupancy	•	Renegotiation of key supplier contracts

Restructuring will deliver £117m run rate benefits by September 2007

	Restructure Costs		FTE Reductions	Total run rate Savings 2006/07
	(£m)			(£m)
Distribution	35		c. 400	29
Products	12		c. 200	15
Production	16		c. 500	14
Central Support	46		c. 600	59
Total	109	*	c. 1,700	117

*                                         restructure provision subject to audit

•                                          Benefits are against planned 2005 expense base

•                                          £73m of restructure charge is personnel related, £36m is surplus lease provision

•                                          Modest use of provision  current year, expect 80% to be used by September 2006

•                                          Plan to achieve 80% of FTE reductions by September 2006

Summary

•                                          Implementation of a UK efficiency program has commenced

•                                          Benefits begin in September 2005 half year with full run rate benefits of £117m by September 2007

•                                          Program is key part of “doing what we do better” and consistent with overall UK strategy

•                                          Implementation of growth initiatives continuing as planned

•                                          Program benefits are consistent with improving profitability. Further work required to achieve UK peer performance levels.

Disclaimer

The preceding material is a presentation of general background information about the National’s activities in Europe, current at the date of this presentation, 30 March 2005.  It is information given in a summary form and does not purport to be complete.  It provides forward looking statements which have been based on our current expectations about future events.  Such statements are only predictions and are subject to inherent risks and uncertainties that could cause actual events or results to differ materially from the expectations described in such forward looking statements.  These materials are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment in appropriate.  No representation or warranty (express or implied) is made as to the accuracy or likelihood of fulfilment of any statement.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date: 30 March 2005	Title:	Associate Company Secretary